Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-151827
Dated February 8, 2011
LendingClub Corporation
Free Writing Prospectus Published or Distributed by Media
On February 7, 2011, our CEO, Renaud Laplanche was quoted in a blog post by Felix Salmon at http://blogs.reuters.com/felix-salmon/2011/02/07/lending-clubs-loss-rate-numbers/. The posting is attached hereto as Exhibit A.
The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.
Statements in the articles attached that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.
You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.
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EXHIBIT A
As I thought he would, Lending Club CEO Renaud Laplanche replied to yesterday’s post with exactly the numbers I asked for. The loss rate for loans where Lending Club has verified the borrower’s income is 2.8%; the loss rate for loans where Lending Club hasn’t verified the borrower’s income is lower, at 2.7%. So Ron Lieber’s worries do indeed seem to be misplaced.*
Laplanche explains why Lending Club doesn’t verify income on all its loans:
The main reason why we do not perform income verification on 100% of the loans is to avoid adverse selection: the borrowers who have perfect credit history and do not exhibit any particular risk factors (who fall into the 40% we do not verify) are also those who have the least tolerance for a cumbersome income verification process, and are most likely to abandon that process and seek funding elsewhere. They are, however, the exact kind of borrowers we want to retain.
The point here is that Lending Club needs to be just as attractive to borrowers as it is to lenders. Just like any financial institution, Lending Club will treat its best borrowers — the most creditworthy ones — very well indeed. After all, those borrowers are reliably profitable customers — they should be treated well.
Laplanche also points out that you can’t assume that people who fail the income-verification process were lying about their income in the first place. There’s a lot of credit to go around, these days, and as he says, “these individuals represent the top 10% of applicants in the first place, and that they have other options which include credit cards that do not require any income verification at all”. Often it’s easier for them to just find their money elsewhere, and they drop out of the Lending Club system — it’s not necessary to assume any mendacity on their part.
*In case you were wondering what exactly these figures represent: take all the income-verified loans which are at least one year old. Add up the principal amount for all of them, call it P. Then look at the subset of those loans which ended up being charged off. Take the charged-off amount, and call it C. And then also note the amount of interest that those charged-off loans managed to generate before they were charged off. Call it I. Then then loss rate is (C-I)/P. Not that the details of the calculation really matter: the main thing is that we’re performing an apples-to-apples comparison between the two sets. And the loans without verified income are performing better, in terms of delinquency, than the ones with verified income.